FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         For the month of April, 2005

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F  X     Form 40-F
                                   -----            -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                            Yes            No   X
                                -----         -----

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A

              China Netcom Group Corporation (Hong Kong) Limited
                   Building C, No. 156, Fuxingmennei Avenue
                               Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

         The announcement of China Netcom Group Corporation (Hong Kong) Limited (the "Registrant") in respect to its commenced preliminary discussions with the parent company in relation to the acquisition of fixed-line telecommunications assets in four provinces in the PRC, made by the Registrant in English on April 27, 2005.

                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED



                          By  /s/ Zhang Xiaotie
                              -----------------

                          By  /s/ Oliver E Lixin
                              ------------------







                          Name:    Zhang Xiaotie and Oliver E Lixin

                          Title:   Joint Company Secretaries



Date:     April 27, 2005

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                               [GRAPHIC OMITTED]
              CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
                               [GRAPHIC OMITTED]
(incorporated in Hong Kong with limited liability under the Companies Ordinance)
                               (Stock Code: 906)

                                 ANNOUNCEMENT

-------------------------------------------------------------------------------
The Company has commenced preliminary discussions with the parent company in relation to the acquisition of fixed-line telecommunications assets in four provinces in the PRC. No indication can be given by the Company of the timing of the acquisition, and the transaction may or may not proceed. In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.
-------------------------------------------------------------------------------

China Netcom Group Corporation (Hong Kong) Limited ("the Company") announces that the Company has commenced preliminary discussions with China Network Communications Group Corporation ("China Netcom Group"), the parent company of the Company, in relation to the acquisition from China Netcom Group of fixed-line telecommunications assets in the four provinces in the PRC of Heilongjiang, Jilin, Shanxi and Neimenggu. No indication can be given by the Company of the timing of the acquisition, and the transaction may or may not proceed. Any acquisition transaction is likely to constitute a notifiable transaction and a connected transaction under the Listing Rules and would be subject to conditions, including the receipt of all necessary approvals from the relevant regulatory authorities and the approval of the independent shareholders of the Company.

Further announcements will be made by the Company when the terms of the acquisition are determined.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

                                         For and on behalf of
                           CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
                                            Zhang Chunjiang
                                                Chairman

Hong Kong, 27 April 2005

On the date of this announcement, the Board comprises Mr. Zhang Chunjiang, Dr. Tian Suning, Mr. Zhang Xiaotie and Mr. Miao Jianhua as executive Directors, Mr. Jiang Weiping, Ms. Li Liming, Mr. Keith Rupert Murdoch, Mr. Yan Yixun as non-executive Directors, and Mr. John Lawson Thornton, Mr. Victor Cha Mou Zing, Dr. Qian Yingyi, Mr. Hou Ziqiang and Mr. Timpson Chung Shui Ming as independent non-executive Directors.